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05008900

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kao Corp.

*CURRENT ADDRESS

**FORMER NAME


JUN 14 2005

**NEW ADDRESS

FILE NO. 82- 34759 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/13/05

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
June 3, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

3-31-05
AR/S

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since May 10, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By 
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE May 10, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated May 18, 2005 (Attached hereto as Exhibit A-1)

(2) Notice of the 99th Annual General Meeting of Shareholders dated May 31, 2005

(Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated May 12, 2005
(A brief description in English is set forth in Annex B)

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since March 1, 2005 include the following information:

i. May 12, 2005– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In April 2005, Kao repurchased pursuant to that resolution a total of 599,000 shares for ¥ 1,453,690,000.
As of April 30, 2005, Kao had issued 549,443,701 shares of common stock, and held 2,231,436 of them.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

May 18, 2005

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From April 22, 2005 to May 18, 2005
2) Number of purchased shares:	562,000 shares
3) Total cost of purchases:	1,388,275,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on March 24, 2005:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 2,396,000 shares
-Total cost of purchases:	Up to 5,002,510,000 yen
-Period during which purchases will be made:	From April 1, 2005 to June 23, 2005

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of May 18, 2005:

1,097,000 shares
2,686,590,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 29, 2004, the date of the 98th Annual General Meeting of Shareholders:

18,701,000 shares
47,684,080,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation
14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, TOKYO 103-8210 JAPAN



May 31, 2005

NOTICE OF THE 99th ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We are pleased to announce that the 99th Annual General Meeting of Shareholders of Kao Corporation ("AGM") will be held on June 29, 2005 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan. At the AGM, shareholders who hold one thousand (1,000) or more shares of record as of March 31, 2005 ("Shareholders") will be presented with the Business Report, the Balance Sheet and the Income Statement for the fiscal year ended on March 31, 2005. For your reference, we have enclosed a copy of our Business Results announced on April 21, 2005 and English summary of corporate profile of the Business Report. At the AGM, Shareholders will be asked to vote on the following agenda items: (*Please note that a shareholder is entitled to one vote per unit of shares, with each unit consisting of one thousand (1,000) shares.*)

1: **Proposal for Appropriation of Retained Earnings**
2: **Purchase of the Company's Shares**
3: **Partial Amendments to the Articles of Incorporation**
4: **Election of one (1) Corporate Auditor**
5: **Issuance of Stock Acquisition Rights as Stock Options**

We understand the difficulties faced by foreign shareholders to participate in shareholders meetings of Japanese companies. As we attach great importance to your exercise of voting right at the AGM, we have included, for your convenience, an English summary of the Proxy Statement, the original of which in the Japanese language is being distributed to all registered shareholders or their standing agents in Japan. Furthermore, in order to simplify and expedite your voting procedures, we are also providing you with a Voting Instruction Form that can be returned to your custodian, broker or nominee upon completion. As a Japanese company, we face strict quorum requirements for some of the agenda items listed above. Therefore, we strongly urge each and every one of you to exercise your voting right at the AGM.

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the voting participation of foreign investors at the AGM, Kao Corporation has retained Georgeson Shareholder Analytics ("Georgeson") as our Global Information Agent to assist us with the AGM. If you have any questions, please contact Michael Menahem at +1-212-806-8583 or mmenahem@gscorp.com, or Petra Gollong at +1-212-806-8580 or pgollong@gscorp.com. Proxy materials in the English language are available on our website at http://www.kao.co.jp/en/ir/shareholders/index.html

PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BUT NO LATER THAN JUNE 23, 2005.

Thank you very much for your attention.

Sincerely,

ISIN	JP3205800000
SEDOL	6483809
TSE	4452

Motoki Ozaki
President and Chief Executive Officer

Kao Corporation

English Summary of the PROXY STATEMENT

The Proxy Statement in the Japanese language has been prepared for the purpose of the 99th Annual General Meeting of Shareholders of Kao Corporation (the "AGM") to be held on June 29, 2005 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan, and is furnished to all shareholders of Kao Corporation holding at least one Unit Share* ("Shareholders") of record as of March 31, 2005 (the "Record Date").

All Shareholders have valid voting rights and are entitled to vote at the AGM. As of the Record Date there were 538,900 voting rights held by the Shareholders. In order to properly transact business at the AGM, Shareholders holding more than one third of all the voting rights as of the Record Date must be present either in person or represented by proxy at the AGM.

Note: A shareholder is entitled to one voting right per Unit Share, with each Unit Share consisting of one thousand (1,000) shares.

PROPOSAL 1: PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

The details of the proposed appropriation of retained earnings are as follows:

(Unit: yen)

Item	*Amount*
Unappropriated retained loss	*45,349,767,360*
Reversal of reserve for special depreciation	*77,565,001*
Reversal of reserve for advanced depreciation	*158,381,078*
Reversal of contingent reserve	*70,000,000,000*
Total	*24,886,178,719*
It is proposed that the total amount above be appropriated as follows:	
Dividends (19 yen per share)	*10,365,551,593*
Bonuses for Directors	*70,520,000*
Provision for reserve for advanced depreciation	*19,605,639*
Retained earnings carried forward to the next period	*14,430,501,487*

Note: Interim dividends in an aggregate amount of 10,521,780,385 yen (19 yen per share) were paid on December 1, 2004.

The Company realizes that it is important to increase corporate value to ensure stable and consistent shareholder returns. Under this basic policy, the Company has purchased the Company's shares and increased dividends for shareholders consistently.

During this fiscal year, the Company retired 50,000,000 of its treasury shares not scheduled for immediate use. As the cost for purchasing the retired treasury shares exceeded the amount of unappropriated retained earnings, this resulted in unappropriated retained loss.

Consequently, the Company would like to reverse portions of the contingent reserve and other reserves to be used for the purpose of the appropriation of retained earnings

Accordingly, it is proposed that **19 yen per share** be paid to the shareholders as the year-end dividend for the 99th fiscal year, which amount is the same as the interim dividend already paid. Consequently, the total annual dividend for the 99th fiscal year will be **38 yen per share**, which is a **6 yen increase per share** from the previous fiscal year's annual dividend.

Upon approval of this proposal by the Shareholders, **the pay-out ratio** (the dividend per share divided by the net income per share) for this 99th fiscal year will be **33.4%** (**28.9%** on a consolidated-basis).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2: PURCHASE OF THE COMPANY'S SHARES

In order to achieve capital efficiency and increase shareholder returns, it is proposed that the approval of the Shareholders be obtained for the Company to purchase up to 20,000,000 shares of common stock (representing approximately 3.6% of the total issued and outstanding shares of the Company) at a total purchase price of no more than 50,000,000,000 yen, during the period from the conclusion of the AGM to the conclusion of the 100th Annual General Meeting of Shareholders next year. The proposed purchase will be carried out in accordance with Article 210 of the Commercial Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

1. Reasons for the Amendments (The details of the amendments are set forth in Section 2 "Details of the Amendments" below.)

(1) Proposed amendment to Article 2 of the Articles of Incorporation (Purposes)

- Item 1 (7)
  As a result of the enforcement of "the amendment to the Pharmaceutical Affairs Law" on April 1, 2005, Article 2, Item 1 (7) will be changed accordingly.

- Item 6
  It is proposed that the use of the Company's training institute and accommodations by non-Company affiliated organizations or individuals be promoted for more effective use of these facilities.

- Item 7
  It is proposed that the Company and its subsidiaries and affiliates dispose disused items at the Company's own facilities in order to save costs.

- Items 8, 9 and 10
  As a result of the above amendments, the numbering of the items will be changed accordingly.

(2) Proposed amendment to Article 5 of the Articles of Incorporation
(The number of shares authorized to be issued by the Company)
The Company retired 25,000,000 of its treasury shares in accordance with the provision of Article 212 of the Commercial Code on March 8, 2005. As a result of the retirement and pursuant to the proviso language in Article 5, the number of shares authorized to be issued by the Company has been reduced to 975,000,000 shares. Therefore, **it is proposed that the total number of shares authorized to be issued by the Company under Article 5 of the Articles of Incorporation be restated as 1 billion (1,000,000,000) shares** as approved by the 98th Annual General Meeting held on June 29, 2004.

2. Details of the Amendments

The following changes will be made to the Articles of Incorporation:

(Underlined parts will be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendment
Article 2 (Purposes) The purposes of the Company shall be to engage in the following businesses:	**Article 2** (Purposes) The purposes of the Company shall be to engage in the following businesses:
1. Manufacture and sale of the following products:	1. Manufacture and sale of the following products:
(1) Personal care products such as soap, shampoo, toothpaste and bath additives;	(1) No change
(2) Cosmetics such as cream, lipsticks and foundation;	(2) No change
(3) Household products such as detergents, bleach, fabric softener, starch and home cleaning products;	(3) No change
(4) Hygiene products such as sanitary napkins and disposable diapers;	(4) No change
(5) Foodstuffs, food additives and beverages;	(5) No change
(6) Paper, packing and packaging materials, goods for daily use, and clothing;	(6) No change
(7) Pharmaceuticals, quasi-pharmaceuticals, medical devices, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;	(7) Pharmaceuticals, quasi-pharmaceuticals, medical equipment, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;
(8) Chemical products such as oleo chemical products and their derivatives, surface active agents, high molecular compounds, enzymes, fragrances and flavors;	(8) No change
(9) Recording media products; and	(9) No change
(10) Information technology equipment and home electrical appliances.	(10) No change
2. Development and sale of information systems, and services related to information processing and communication;	2. No change
3. Publishing, and services relating to the supply of information;	3. No change
4. Cargo transportation via trucking, freight forwarding and warehousing business;	4. No change
5. Sale, purchase, lease and management of real estate, insurance agency services and travel business;	5. No change
(New provision)	6. Operation of training institute and accommodations;
(New provision)	7. Disposal of disused items by the Company and its subsidiaries and affiliates;
6. Design, development and production of machinery, equipment, systems and computer software related to each of the above items, and sale and consultation of the related technologies;	8. (Unchanged from Article 5, Item 6 of the current Articles of Incorporation)
7. Import and export of raw materials, products and by-products relating to each of the above items;	9. (Unchanged from Article 5, Item 7 of the current Articles of Incorporation)
8. All other business activities incidental to the foregoing.	10. (Unchanged from Article 5, Item 8 of the current Articles of Incorporation)

Current Articles of Incorporation (Extracts)	Proposed Amendment
Article 5. (Total Number of Shares Authorized To Be Issued by the Company) The total number of shares authorized to be issued by the Company shall be <u>one billion (1,000,000,000)</u> shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.	**Article 5.** (Total Number of Shares Authorized To Be Issued by the Company) The total number of shares authorized to be issued by the Company shall be <u>one billion (1,000,000,000)</u> shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4: ELECTION OF ONE (1) CORPORATE AUDITOR

The term of Iwao Inoue, one of the four (4) current Corporate Auditors, will expire at the conclusion of the AGM. It is proposed that a Corporate Auditor be elected.

The Board of Corporate Auditors has approved the submission of this proposal to the AGM.

Relevant personal information and career summary of the nominee are provided below.

Name and Date of Birth	Career Summary		Number of the Company Shares Owned
Shoichi Otake (May 14, 1949)	April 1972	Joined Kao Corporation	2,000
	April 1999	Vice President Hokkaido Branch, Kao Hanbai Co. Ltd.,	
	April 2001	Vice President - Chain Drug Sales, Kao Hanbai Co. Ltd.,	
	March 2004	Vice President, International Business Consumer Products - Global ECR	
	March 2005	Vice President, Commercial Development - International Business Consumer Products	

Note: After the approval of this proposal, Corporate Auditors of the Company will be as follows:

Full-time Corporate Auditors: Ejiri Tsuneo, Shoichi Otake
Outside Corporate Auditors: Kohei Nasu, Satoshi Ito

**Kohei Nasu and Satoshi Itou are Outside Corporate Auditors in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of Stock Companies (Kabushiki Kaisha).*

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

PROPOSAL 5: ISSUANCE OF STOCK ACQUISITION RIGHTS AS STOCK OPTIONS

In order to align the interests of the directors and employees of the Company and its affiliates with the interests of the shareholders and increase the value of the Company, it is proposed that the Company issue stock acquisition rights as stock options (the "Stock Acquisition Rights") pursuant to Articles 280-20 and 280-21 of the Commercial Code and in accordance with the following conditions.

(1) Up to 1,200,000 shares of the Company's common stock (representing approximately

0.2% of the total issued and outstanding shares of the Company) may be issued or transferred upon the exercise of the Stock Acquisition Rights. In the event of adjustment to the Allotted Number of Shares (defined in (2) below) in accordance with (2) below, the number of shares to be issued or transferred upon the exercise of the Stock Acquisition Rights will be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

(2) The Company may issue up to 1,200 Stock Acquisition Rights. The number of shares per Stock Acquisition Right (the "Allotted Number of Shares") will be 1,000 shares; provided, that in the event that shares are split or consolidated, the Allotted Number of Shares will be adjusted proportionately in accordance with the ratio of the split or consolidation of the shares.

#1: The names of the individuals who receive Stock Acquisition Rights and the number of Stock Acquisition Rights issued to each recipient in accordance with this resolution will be disclosed next year in the Business Report for fiscal year 2005. Information with respect to the Stock Acquisition Rights issued in accordance with the resolution at the 98th Annual General Meeting of Shareholders held on June 29, 2004 is set forth on Pages 6 through 8 (the Corporate Profile) of the Business Report for fiscal year 2004.

(3) The Stock Acquisition Rights will be issued at free of charge.

(4) The amount to be paid upon exercise of each Stock Acquisition Right will be an amount equal to the product of the Exercise Price (as defined in the next paragraph) and the Allotted Number of Shares.

The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii) the average of the daily closing prices (including bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on forty-fifth (45th) trading day prior to the next day of the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen. In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of Stock Acquisition Rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders held on June 28, 2001 to the holders of the stock options, conversion of the convertible bonds previously issued, transfer of treasury shares where such transfer is made upon demand of a shareholder that the Company sell to the shareholder shares of less than one unit share (currently 1,000 shares) or transfer of treasury shares in share-for-share exchange.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares*} + \dfrac{\text{Number of Newly Issued Shares**} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares**}}$$

** In the formula above, the Number of Previously Issued Shares shall mean the number of shares of the Company's common stock issued and outstanding less the number of shares of the Company's common stock held by the Company.*

*** In case of disposition of the shares of the Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.*

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

(5) The exercise period of the Stock Acquisition Rights will be from July 1, 2007 to June 29, 2012.

(6) Each Stock Acquisition Right can not be partly exercised.

(7) Upon acquiring unexercised Stock Acquisition Rights, the Company may, at any time, retire such Stock Acquisition Rights without any compensation.

(8) Any assignment of the Stock Acquisition Rights will be subject to prior approval by the Board of Directors of the Company.

(9) Each Stock Acquisition Rights holder will be required to enter into "The Agreement Concerning Allotment of Stock Acquisition Rights" with the Company. This Agreement will set forth reasonable exercise restrictions that are determined by the Board of Directors, to ensure that the exercise of the Stock Acquisition Rights serves the intended purpose, namely, the issuance of the Stock Acquisition Rights as stock options.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 5.


Kao

VOTING INSTRUCTION FORM

To: ______________________ (shareholder's custodian, broker or nominee)

Fax No: ______________ **Attn:** Corporate Actions / Proxy Department

CC: Kao's Global Information Agent for AGM, Georgeson Shareholder

Fax No: +1-212-806-6898

From: ______________________ (shareholder's name and organization)

Shareholder's Account Details:

Accountholder's Name: ______________________

Account No: ______________

Shareholder's Details:

No. of Shares held as of March 30, 2005 (U.S. Eastern Standard Time):______________

NOTE: A shareholder is entitled to one vote per one Unit Share, with each Unit Share consisting of one thousand (1,000) shares.

ISIN: JP3205800000 SEDOL: 6483809 TSE: 4452

Re: 99th Annual General Meeting of Shareholders of Kao Corporation to be held on June 29, 2005 ("AGM").

To custodian, broker or nominee:

Dear Sir / Madam:

We have not yet received a ballot in respect of the above account in which we hold shares of Kao Corporation, and are therefore hereby transmitting our voting instructions for the above meeting. We hereby authorize you to act upon these instructions, to transmit them onward where necessary to your local custodian or other agent in Japan, and to take such other actions as you deem necessary to ensure that the following votes are duly cast. These voting instructions are given in respect of any and all Kao Corporation shares held in the above account as of the record date of March 30, 2005 (U.S. Eastern Standard Time).

AGENDA ITEM		VOTE	
		FOR	**AGAINST**
1.	Proposal for Appropriation of Retained Earnings	☐	☐
2.	Purchase of the Company's Shares	☐	☐
3.	Partial Amendments to the Articles of Incorporation	☐	☐
4.	Election of one (1) Corporate Auditor	☐	☐
5	Issuance of Stock Acquisition Rights as Stock Options	☐	☐

Authorized Signature:______________________ Date:______________

For any inquiries, please contact Michael Menahem at +1-212-806-8583 or mmenahem@gscorp.com, or Petra Gollong at +1-212-806-8580 or pgollong@gscorp.com.

The Corporate Profile of Kao Corporation as of March 31, 2005

1. Main Businesses of Kao Group

Business Category	Main Products
Consumer Products	**(Personal Care Products)** Soaps, Facial cleansers, Body care products, Shampoos, Conditioners, Hair care products, Hair coloring agents, Bath additives, Toothpastes and toothbrushes
	(Fabric and Home Care Products) Laundry detergents, Kitchen cleansers, Household cleaning detergents, Fabric softeners, Paper cleaning products
	(Feminine Care, Baby Care and Others) Sanitary napkins, Disposable diapers, Edible oils, beverages
Prestige Cosmetics *Sofina*	Prestige cosmetics *Sofina*
Chemical Products	Edible oils for industrial use, Fatty acids, Fatty alcohols, Glycerin, Fatty amines, Surface active agents, Polyurethane ingredients, Plastic Additives, Copier and printer toner and toner binder, Aroma chemicals

2. Main Offices, Plants and Laboratories of Kao Group

(1) Kao Corporation

Name	Location
Kayabacho Head Office	Chuo-ku, Tokyo
Sumida Office	Sumida-ku, Tokyo
Osaka Office	Nishi-ku, Osaka-shi, Osaka
Wakayama Plant	Wakayama-shi, Wakayama
Tokyo Plant	Sumida-ku, Tokyo
Sakata Plant	Sakata-shi, Yamagata
Kawasaki Plant	Kawasaki-ku, Kawasaki-shi, Kanagawa
Tochigi Plant	Ichikai-machi, Haga-gun, Tochigi
Kashima Plant	Kamisu-cho, Kashima-gun, Ibaraki
Toyohashi Plant	Toyohashi-shi, Aichi
Wakayama Research Laboratories	Wakayama-shi, Wakayama
Tokyo Research Laboratories	Sumida-ku, Tokyo
Tochigi Research Laboratories	Ichikai-machi, Haga-gun, Tochigi

(2) Subsidiaries and Affiliates

1) Domestic

Company	Location	Business Category
Kao Hanbai Co., Ltd.	Chuo-ku, Tokyo (Head Office) and 7 branch offices	Consumer Products
Kao Cosmetics Sales Co., Ltd.	Chuo-ku, Tokyo (Head Office) and 8 branch offices	Prestige Cosmetics *Sofina*

2) Overseas

Company	Location	Business Category
Kao (China) Holding Co., Ltd.	China	Consumer Products
Kao Corporation Shanghai	China	Consumer Products
Kao Brands Company	United States	Consumer Products
KPSS-Kao Professional Salon Services GmbH	Germany	Consumer Products
Fatty Chemical (Malaysia) Sdn. Bhd.	Malaysia	Chemical Products

Company	Location	Business Category
Kao Chemicals Americas Corporation	United States	Chemical Products
Kao Specialties Americas LLC	United States	Chemical Products
Kao Chemicals Europe, S.L.	Spain	Chemical Products
Kao Corporation S.A.	Spain	Chemical Products
Kao Chemicals GmbH	Germany	Chemical Products
Kao Industrial (Thailand) Co., Ltd.	Thailand	Consumer Products and Chemical Products
Kao (Taiwan) Corporation	Taiwan	Consumer Products and Chemical Products

3. Shares

Number of authorized shares 975,000,000 shares
Number of issued shares 549,443,701 shares
(Reduction due to retirement of treasury shares during this fiscal year 50,000,000 shares)
Number of shareholders 46,557
Note: The above-mentioned number of issued shares includes 3,888,354 shares held by the Company.

4. Purchase, Disposition etc. and Ownership of Treasury Shares

(1) Purchases

Number of purchased shares 27,973,333 shares of common stock
Total cost of purchases 71,632,218,585 yen

(2) Dispositions

Number of shares disposed of 26,790,357 shares of common stock
Total price of dispositions 42,947,290,698 yen

(3) Retirement

Number of shares retired 50,000,000 shares of common stock

(4) Shares held by the Company at the end of the fiscal year

Number of treasury shares 3,888,354 shares of common stock

Note: Between April 1, 2005 and May 10, 2005, the Company purchased 730,000 shares of common stock for 1,770,485,000 yen in accordance with the resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004, pursuant to Article 210 of the Commercial Code. The Company has held these shares since the purchases.

5. Major Shareholders (Top 10)

Shareholders	Investment in Kao by the Shareholders	
	Number of shares (thousand shares)	Ratio of shareholding (Percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	27,391	4.98
State Street Bank and Trust Company 505103	26,961	4.90
The Master Trust Bank of Japan, Ltd. (Trust Account)	22,901	4.16
Moxley and Company	19,859	3.61
Nippon Life Insurance Company	17,752	3.23
Tokio Marine & Nichido Fire Insurance Co., Ltd.	17,402	3.16

Shareholders	Investment in Kao by the Shareholders	
	Number of shares (thousand shares)	Ratio of shareholding (Percentage)
The National Mutual Insurance Federation of Agricultural Cooperatives	16,246	2.95
The Chase Manhattan Bank N.A. London SL Omnibus Account	10,239	1.86
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	9,111	1.65
BNP Paribas Securities (Japan) Limited	9,086	1.65

Notes:

1. The Company has made no investment in the above-mentioned major shareholders.

2. As of October 1, 2004, Tokio Marine and Fire Insurance Co., Ltd. and The Nichido Fire and Marine Insurance Co., Ltd. merged to form Tokio Marine & Nichido Fire Insurance Co., Ltd. As of March 31, 2005, the Company holds 930 shares of common stock (0.05% of all shareholding) of Millea Holdings, Inc, which holds all voting rights of The Tokio Marine & Nichido Fire insurance Co., Ltd.

3. The number of shares in the list above may include the number of shares for trust or share custody.

6. Employees of Kao Group

(1) Kao Group

Number of employees	Change from previous fiscal year
19,143	-187

(2) Kao Corporation

Number of employees	Change from previous fiscal year	Average age	Average years of service
5,600	-124	41.0	19.8

7. Main Subsidiaries and Affiliates and Consolidation Status

Company	Capital	Ratio of voting rights	Main businesses
Kao Hanbai Co., Ltd.	JPY 1,729 million	100%	Sales of consumer products
Kao Cosmetics Sales Co., Ltd.	JPY 100 million	100%	Sales of prestige cosmetics *Sofina*
Nivea-Kao Co., Ltd.	JPY 200 million	40%	Manufacture and sales of personal care products
Kao Industrial (Thailand) Co., Ltd.	THB 2,000 million	100%	Manufacture and sales of consumer products and chemical products
Kao (China) Holding Co., Ltd.	CNY 568 million	100%	Control of affiliates in business of consumer products in China
Kao Corporation Shanghai	CNY 564 million	95%	Manufacture and sales of consumer products
Kao (Taiwan) Corporation	NTD 597 million	90.7%	Manufacture and sales of consumer products and chemical products
Fatty Chemical (Malaysia) Sdn. Bhd.	MYR 120 million	70%	Manufacture and sales of fatty chemical products
Kao Brands Company	USD 1	100%	Manufacture and sales of personal care products
Kao Chemicals Americas Corporation	USD 1	100%	Control of affiliates in chemical business in U.S.A.
Kao Specialties Americas LLC	USD 1	100%	Manufacture and sales of chemical products

Company	Capital	Ratio of voting rights	Main businesses
KPSS-Kao Professional Salon Services GmbH	EUR 66 million	100%	Manufacture and sales of personal care products for beauty salon
Kao Chemicals Europe, S.L.	EUR 94 million	100%	Control of affiliates in chemical business in Europe
Kao Corporation S.A.	EUR 56 million	100%	Manufacture and sales of chemical products
Kao Chemicals GmbH	EUR 9 million	100%	Manufacture and sales of chemical products

Notes:

1. Nivea-Kao Co., Ltd. is a company accounted for by equity method.

2. As of July 2, 2004, Kao Hanbai Co., Ltd. became a wholly-owned subsidiary of the Company by way of share-for-share exchange.

3. As of September 7, 2004, The Andrew Jergens Company changed its company name to Kao Brands Company.

4. The above ratio of voting rights is calculated based on the total number of voting rights held by the Company and it subsidiaries and affiliates.

(Consolidated Business results)

The total number of consolidated subsidiaries and affiliates is 77, and the number of companies that are accounted for by equity method is 10, including main subsidiaries and affiliates referred to previously.

Transitions of consolidated business results are as follows:

(1) Kao Group

Item	FY 2001	FY 2002	FY 2003	FY 2004
Net sales (million yen)	839,026	865,247	902,627	936,851
Operating income (million yen)	111,727	114,914	119,705	121,379
Ordinary income (million yen)	113,581	117,487	122,651	125,345
Net income (million yen)	60,274	62,462	65,358	72,180
Net income per share (yen)	100.43	108.05	119.06	131.16
Total assets (million yen)	772,144	720,849	723,891	688,973
Total shareholders' equity (million yen)	459,731	417,030	427,756	448,249

(2) Kao Corporation

Item	FY 2001	FY 2002	FY 2003	FY 2004
Net sales (million yen)	654,184	661,747	665,914	694,655
Operating income (million yen)	92,414	94,454	98,379	98,013
Ordinary income (million yen)	98,518	98,300	105,410	104,558
Net income (million yen)	55,511	49,434	61,041	62,518
Net income per share (yen)	92.25	85.42	111.19	113.62
Total assets (million yen)	671,007	623,731	630,900	605,005
Total shareholders' equity (million yen)	459,868	411,791	423,762	435,329

Notes:

1. FY 2004 is the fiscal year ended March 31, 2005.

2. Net income per share is calculated based on the new formula from FY 2002.

8. Directors and Corporate Auditors

Directors:

Name	Current Position
Takuya Goto	Chairman of the Board
Motoki Ozaki	President and Chief Executive Officer, Representative Director

Name	Current Position
Toshio Hoshino	Senior Executive Vice President, Corporate Functions, In charge of EVA Promotion, Representative Director, President- Nivea-Kao Co., Ltd.
Takahiko Kagawa	Executive Vice President, Representative Director, President - Global Consumer Products, In charge of Kao Professional Services Co. ,Ltd.
Akio Tsuruoka	Executive Vice President, Global Procurement, In charge of Information Systems, In charge of Risk Management
Nobuatsu Higuchi	Executive Vice President, President - Greater China Chairman of Board of Directors and CEO - Kao (China) Holding Co., Ltd., Chairman of Board of Directors and CEO - Kao Corporation Shanghai Chairman of Board of Directors and CEO - Kao Commercial (Shanghai) Co., Ltd., Chairman of Board of Directors - Kao (China) Research and Development Center Co., Ltd.
Naotake Takaishi	Executive Vice President, President - Global R&D
Shunichi Nakagawa	Executive Officer, Legal & Compliance - Global, Global Corporate Communications, Consumer Communications
Toshio Takayama	Executive Officer, President - Kao Hanbai Co., Ltd.
Norihiko Takagi	Executive Officer, President - International Business-Consumer Products
Takuo Goto	Executive Officer, Product Quality Management, TCR promotion, Global Logistics, President - Global Production & Engineering, President - Environment & Safety
Hiroshi Kanda	Executive Officer, President - Global Feminine & Baby Care
Toshihide Saito	Executive Officer, President - Chemical Company
Akishige Okada	Chairman of the Board - Sumitomo Mitsui Financial Group, Inc., Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Representative Director and Regional Managing Director - Japan, Korn/Ferry International (in Japan), Director - Korn/Ferry International (in the U.S.)

Corporate Auditors:

Name	Current Position
Iwao Inoue	Full-time Corporate Auditor
Tsuneo Ejiri	Full-time Corporate Auditor
Kohei Nasu	Attorney at Law
Satoshi Ito	Certified Public Accountant

Notes:

1. *Akishige Okada and Sakie T. Fukushima are Outside Directors in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.*
2. *Kohei Nasu and Satoshi Itou are Outside Corporate Auditors in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of Stock Companies (Kabushiki Kaisha).*
3. *Changes in Directors and Corporate Auditors during this fiscal year*
   (1) *At the meeting of the Board of Directors held on June 29, 2004, Takuya Goto, President and Chief Executive Officer, Representative Director, took office as Chairman of the Board, and Motoki Ozaki, Member of the Board, Executive Officer, took office as President and Chief Executive Officer, Representative Director.*
   (2) *At the 98th Annual General Meeting of Shareholders held on June 29, 2004, Toshio Takayama, Norihiko Takagi, Takuo Goto, Hiroshi Kanda and Toshihide Saito were elected as Directors, and Satoshi Ito was elected as Corporate Auditor, and all elected individuals took office.*
   (3) *Three (3) Directors, Yasuo Idemitsu, Shozo Tanaka and Kuniaki Watanabe, and one (1) Outside Corporate Auditor, Hidejiro Matsuda, retired from their respective offices upon the expiration of their terms of office on June 29, 2004.*

9. Payment of Remuneration etc. to Directors and Corporate Auditors

(1) Aggregate amount of remuneration:

Directors	18 persons	349 million yen
Corporate Auditors	5 persons	70 million yen

Notes:

1. *The number of Directors is 15 and the number of Corporate Auditors is 4 as of March 31, 2005*
2. *The Company is authorized to pay remuneration to Directors and Corporate Auditors subject to the following upper limits.*

Directors: 450 million yen per year, excluding the salaries etc. paid for services rendered as employee by directors who are also employees of the Company.
(This upper limit was resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

Corporate Auditors: 85 million yen per year
(This upper limit was resolved at the 78th Annual General Meeting of Shareholders held on June 29, 1984)

(2) Aggregate amount of salaries etc. paid to directors who are also employees of the Company, for services rendered as employee:
145 million yen, including bonuses

(3) Aggregate amount of directors' bonuses paid as appropriation of retained earnings:
118 million yen

(4) Aggregate amount of Retirement Allowances paid to retiring Directors in fiscal 2004, pursuant to the resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:
23 million yen to 3 retiring Directors

Note: The Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances above were for their services between the time they took office and June 30, 2001.

10. Issuance of Stock Acquisition Rights

(1) Stock Acquisition Rights already issued
Stock Acquisition Rights issued as stock options in accordance with Articles 280-20 and 280-21 of the Commercial Code

1) Stock Acquisition Rights issued based on resolution of the 96th Annual General Meeting of Shareholders held on June 27, 2002
   - Number of Stock Acquisition Rights: 507
   - Type and number of shares subject to Stock Acquisition Rights: 507,000 shares of common stock
   - Issue price of Stock Acquisition Rights: Free of charge
2) Stock Acquisition Rights issued based on resolution of the 97th Annual General Meeting of Shareholders held on June 27, 2003
   - Number of Stock Acquisition Rights: 1,043
   - Type and number of shares subject to Stock Acquisition Rights: 1,043,000 shares of common stock
   - Issue price of Stock Acquisition Rights: Free of charge
3) Stock Acquisition Rights issued based on resolution of the 98th Annual General Meeting of Shareholders held on June 29, 2004
   - Number of Stock Acquisition Rights: 1,151

- Type and number of shares subject to Stock Acquisition Rights: 1,151,000 shares of common stock
- Issue price of Stock Acquisition Rights: Free of charge

Notes:

1. In addition to the above, convertible bonds were issued in the 7th issuance of unsecured convertible bonds in accordance with Article 341-2 of the then-current Commercial Code. Stock Acquisition Rights, assignment of the shares of the Company's common stock purchased from the market by the Company were issued in accordance with the resolution of the 95th Annual General Meeting of Shareholders held on June 28, 2001 to the holders of the stock options.

2. The number of Stock Acquisition Rights originally issued and the number of shares originally allotted for such Stock Acquisition Rights pursuant to resolutions adopted at the relevant Annual General Meeting of Shareholders have been reduced as the result of return of Stock Acquisition Rights to the Company due to retirement of Stock Acquisition Rights holders and other reasons, and cancellation by the Company of Stock Acquisition Rights and shares subject to Stock Acquisition Rights. The above-mentioned number of Stock Acquisition Rights and the number of shares subject to Stock Acquisition Rights reflect their respective reduced numbers.

(2) Stock Acquisition Rights issued during this fiscal year to individuals other than shareholders at especially favorable terms:

Pursuant to the resolutions made at the 98th Annual General Meeting of Shareholders held on June 29, 2004 and the resolution made at the meeting of the Board of Directors held on the same date, Stock Acquisition Rights were issued as stock options to individuals other than shareholders at especially favorable terms.

i) Individuals to whom Stock Acquisition Rights were allotted and the number of Stock Acquisition Rights allotted:

<Directors of the Company>

Motoki Ozaki	40	Toshio Hoshino	30	Takuya Goto	20
Takahiko Kagawa	20	Akio Tsuruoka	18	Nobuatsu Higuchi	18
Naotake Takaishi	18	Shunichi Nakagawa	12	Toshio Takayama	12
Norihiko Takagi	12	Takuo Goto	12	Hiroshi Kanda	12
Toshihide Saito	12				

<Employees of the Company (Top 10)>

Toshio Hirasaka	12	Tadao Matsumoto	12	Tetsuya Imamura	12
Masateru Kanazawa	12	Akio Kimura	12	Shinichi Mita	12
Tatsuo Takahashi	12	Masato Hirota	12	Yoshitaka Nakatani	12
Toshiaki Naito	12				

<Directors of subsidiaries who were allotted equal to or more than the least number of Stock Option Rights allotted to Directors of the Company>

William J. Gentner	12	Thomas Dieckhoff	12

<Breakdown and total number of Stock Acquisition Rights according to category of individuals (including the top 10 employees and Directors of subsidiaries listed above)>

I. Employees of the Company
- Number of Stock Acquisition Rights: 876
- Type and number of shares subject to Stock Acquisition Rights: 876,000 shares of common stock
- Number of individuals to whom the Stock Acquisition Rights were granted: 89

II. Directors of subsidiaries
- Number of Stock Acquisition Rights: 51
- Type and number of shares subject to Stock Acquisition Rights: 51,000 shares of common stock
- Number of individuals to whom the Stock Acquisition Rights were granted: 5

ii) Type and number of shares subject to Stock Acquisition Rights:
1,163,000 shares of common stock
(1,000 shares of the Company's common stock will be issued for each Stock Acquisition Right exercised)

iii) Issue price of Stock Acquisition Rights: Free of charge.

iv) Conditions for exercise of Stock Acquisition Rights:
- The Amount to be paid upon Exercise of Stock Acquisition Rights:
  The amount to be paid upon exercise of Stock Acquisition Rights (the "Exercise Price") is 2,695 yen per share.
- Exercise period of Stock Acquisition Rights:
  From July 1, 2006 to June 30, 2011
- Other conditions for exercise of Stock Acquisition Rights:
  Each Stock Acquisition Right may not be partially exercised

v) Events and conditions for retirement of Stock Acquisition Rights:
In the event that the Company acquires unexercised Stock Acquisition Rights, the Company may, at any time, retire such Stock Acquisition Rights without any compensation.

vi) Details of favorable conditions:
The Company issued Stock Acquisition Rights with the Exercise Price and Exercise period aforementioned in Item iv) without receipt of consideration.

11. Payment of Remuneration to Accounting Auditors

(1) The sum of remuneration paid by the Company and its subsidiaries and affiliates:
90 million yen
(2) Of the above-mentioned amount in (1), the sum of remuneration paid for performing the audit pursuant to Article 2.1 of the Certified Public Accountants Law:
90 million yen
(3) Of the above-mentioned amount in (2), the sum paid by the Company as remuneration for the Accounting Auditors:
62 million yen

Note: The contract for audit work between the Company and the Accounting Auditors does not clearly differentiate between remuneration paid for the audit conducted pursuant to the Law for Special Provision for the Commercial Code Concerning Audits, etc., of Stock Companies (Kabushiki Kaisha) and that paid for the audit conducted pursuant to the Securities and Exchange Law. The two types of audits cannot practically be differentiated; thus the remuneration therefore is stated as a combined total in the (3) above.

Kao Corporation

News Release

April 21, 2005

Kao Corporation Reports Business Results

Tokyo, April 21, 2005 — Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2005. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	**2005**	2004	Change	**2005**
	Yen		%	U.S. Dollars
Net sales	**936,851**	902,627	3.8	**8,723.8**
Operating income	**121,379**	119,705	1.4	**1,130.3**
Ordinary income	**125,345**	122,651	2.2	**1,167.2**
Net income	**72,180**	65,358	10.4	**672.1**
Total assets	**688,973**	723,891	(4.8)	**6,415.6**
Total shareholders' equity	**448,249**	427,756	4.8	**4,174.0**
Shareholders' equity/total assets	**65.1%**	59.1%	-	**65.1%**
Shareholders' equity per share (Yen/US$)	**821.47**	782.14	5.0	**7.65**
Net income per share (Yen/US$)	**131.16**	119.06	10.2	**1.22**
Net income per share, fully diluted (Yen/US$)	**129.09**	113.98	13.3	**1.20**
			Yen	
Net cash provided by operating activities	**109,567**	117,928	(8,361)	**1020.3**
Net cash used in investing activities	**(54,407)**	(37,348)	17,059	**(506.6)**
Net cash used in financing activities	**(90,657)**	(49,323)	41,334	**(844.2)**
Cash and cash equivalents, end of term	**70,409**	107,151	(36,742)	**655.6**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 549,625,892 shares for 2005 and 547,865,073 shares for 2004*
2. *Number of shares outstanding at the end of the periods: 545,555,347 shares for 2005 and 546,738,323 shares for 2004*
3. *Changes in scope of consolidation: Consolidated subsidiaries (1 addition, 3 exclusions); Affiliates accounted for by the equity method (1 exclusion)*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2005, of 107.39 yen=US$1, and are included solely for the convenience of readers.*
5. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Six Months Ending September 30, 2005 and the Year Ending March 31, 2006

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2005		Year ending March 31, 2006	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	480,000	4,469.7	960,000	8,939.4
Operating income	-	-	125,000	1,164.0
Ordinary income	61,000	568.0	126,000	1,173.3
Net income	36,000	335.2	74,000	689.1
Net income per share (Yen/US$)	-	-	135.91	1.27

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Consolidated Segment Information by Industry (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2005**	2004	% Change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Consumer Products	**690.0**	670.4	2.9	3.9	**92.5**	92.1	0.4
Prestige Cosmetics	**78.2**	77.6	0.8	0.9	**7.6**	7.4	0.2
Chemical Products	**196.9**	181.6	8.5	10.0	**20.6**	19.9	0.7
Corporate/Eliminations	**(28.4)**	(27.0)			**0.4**	0.1	0.2
Consolidated	**936.8**	902.6	3.8	4.8	**121.3**	119.7	1.6

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2005**	2004	% Change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Consumer Products	**6,425.2**	6,243.0	2.9	3.9	**862.2**	858.5	3.7
Prestige Cosmetics	**729.1**	723.0	0.8	0.9	**71.6**	69.1	2.5
Chemical Products	**1,834.3**	1,691.2	8.5	10.0	**192.4**	185.7	6.7
Corporate/Eliminations	**(264.8)**	(252.2)			**4.0**	1.3	2.7
Consolidated	**8,723.8**	8,405.1	3.8	4.8	**1,130.3**	1,114.7	15.6

Consolidated Geographic Segment Information (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2005**	2004	% Change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Japan	**703.0**	673.6	4.4	4.4	**107.4**	104.8	2.6
Asia/Oceania	**100.2**	101.4	(1.2)	5.1	**2.7**	5.3	(2.6)
North America	**83.6**	79.9	4.7	12.5	**6.4**	6.7	(0.2)
Europe	**93.8**	84.8	10.5	8.1	**4.5**	2.7	1.8
Corporate/Eliminations	**(43.9)**	(37.2)			**0.0**	0.0	0.0
Consolidated	**936.8**	902.6	3.8	4.8	**121.3**	119.7	1.6

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2005**	2004	% Change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Japan	**6,547.0**	6,273.0	4.4	4.4	**1,000.9**	976.0	24.9
Asia/Oceania	**933.8**	944.7	(1.2)	5.1	**25.7**	49.9	(24.2)
North America	**778.8**	744.1	4.7	12.5	**60.1**	62.7	(2.6)
Europe	**873.5**	790.6	10.5	8.1	**42.8**	25.4	17.4
Corporate/Eliminations	**(409.3)**	(347.2)			**0.8**	0.6	0.2
Consolidated	**8,723.8**	8,405.1	3.8	4.8	**1,130.3**	1,114.7	15.6

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2005, of 107.39 yen=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	**2005**	2004	Change	**2005**
	Yen		%	U.S. Dollars
Net sales	**694,655**	665,914	4.3	**6,468.5**
Operating income	**98,013**	98,379	(0.4)	**912.7**
Ordinary income	**104,558**	105,410	(0.8)	**973.6**
Net income	**62,518**	61,041	2.4	**582.2**
Total assets	**605,005**	630,900	(4.1)	**5,633.7**
Total shareholders' equity	**435,329**	423,762	2.7	**4,053.7**
Shareholders' equity/total assets	**72.0%**	67.2%	-	**72.0%**
Shareholders' equity per share (Yen/US$)	**797.83**	774.86	3.0	**7.43**
Net income per share (Yen/US$)	**113.62**	111.19	2.2	**1.06**
Net income per share, fully diluted (Yen/US$)	**111.84**	106.46	5.1	**1.04**

Notes:
1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 549,625,892 shares for 2005 and 547,937,548 shares for 2004*
2. *Number of shares outstanding at the end of the periods: 545,555,347 shares for 2005 and 546,738,323 shares for 2004*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2005, of 107.39 yen=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-Consolidated Results for the Six Months Ending September 30, 2005 and the Year Ending March 31, 2006

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2005		Year ending March 31, 2006	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	345,000	3,212.6	685,000	6,378.6
Operating income	-	-	99,000	921.9
Ordinary income	53,000	493.5	104,000	968.4
Net income	33,000	307.3	64,000	596.0
Dividend per share (Yen)	25.00	0.23	25.00	0.23
Net income per share	-	-	117.56	1.09

Notes:
1. *The parent company has changed its transaction system for consumer products with Kao Professional Services Co., Ltd. (see page 17)*
2. *Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Management Policies

1. Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers to share joy with them.

In each of its markets, Kao aims to be a global group of companies that is closest to the consumers and customers in each market. In addition to earning the trust and support of its shareholders and all other stakeholders, Kao seeks to contribute to the continual development of society by consistently augmenting its corporate value based on profitable growth.

2. The Company's Basic Policies Regarding Distribution of Profits

The policy for distributing dividends to shareholders is one of management's highest priorities. In distributing profits in the future, Kao will place top priority on using internal capital resources to make investments that will increase corporate value, including acquisitions and capital investment to expand existing core businesses and build new businesses. Kao believes that stable and consistent shareholder returns are also important, and will place greater emphasis on increasing shareholder returns in allocating free cash flow after meeting the above capital requirements. The Company will therefore take internal funding levels under due consideration in working to meet a new target for the payout ratio of approximately 40% of consolidated net income. Kao may also use free cash flow to flexibly implement share repurchases as a means of improving capital efficiency and shareholder returns from a long-term perspective.

The existing policy of a target consolidated payout ratio of approximately 30% and consistent increases in cash dividends per share will guide the year-end dividend for the fiscal year ended March 31, 2005. Kao therefore expects to pay year-end cash dividends of 19.00 yen per share, the same as the interim dividend. As a result, dividends per share for the fiscal year ended March 31, 2005 will total 38.00 yen per share, for a year-on-year increase of 6.00 yen per share and a consolidated payout ratio of 29.0%. This will be the fifteenth consecutive increase in the annual dividend, including past free share distributions in the form of stock splits.

During the fiscal year ended March 31, 2005, the Company repurchased 27 million shares at a cost of 69.9 billion yen. Including the planned repurchase of up to 2.4 million shares at a total cost of up to 5.0 billion yen from April 1 to June 23, 2005, Kao will complete all of the repurchases approved at the General Meeting of Shareholders in June 2004. In addition, during this fiscal year, the Company retired 50 million shares of treasury stock it had previously repurchased.

3. Policy Concerning Number of Shares Constituting One Unit Share

Kao believes that the participation of a large number of investors in the market and sufficient liquidity of shares are necessary for appropriate stock prices to be set in the stock market. In terms of liquidity, Kao's shares rank relatively highly among shares traded on the First Section of the Tokyo Stock Exchange. Kao has a large number of shareholders and investors, numbering approximately 47,000 (including approximately 45,000 individual shareholders) as of March 31, 2005. Under these circumstances, the Company will continue to consider whether or not reducing the number of shares constituting one unit share would be cost effective and in the best interests of shareholders, and will take into broad consideration market trends and the timing of the implementation of a system for issuing stock without certificates.

4. Management Metric Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, for evaluating acquisitions and capital investment, for assessing specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

With consumer products, prestige cosmetics and chemical products positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers and to share joy with them. In addition, while making clearly targeted investments of management resources in core businesses, the Company will also work to make further significant advances in new fields such as the health care (functional food) business, which Kao has built into a core business. Overseas, in the consumer products business in Asia, Kao has determined target brands in each country, and in the growing market of China has narrowed down the number of cities where it conducts business, while also making focused investments of management resources. In North America and Europe, Kao is pursuing business expansion by launching products that reflect new technology, primarily in the premium beauty care business. In the chemical products business, Kao is working to strengthen business in global markets with products including oleo chemicals and performance chemicals, and is focusing on further business expansion in the field of specialty chemicals, such as high-value-added aroma chemicals and information-related materials.

Kao will broaden deployment of its research results and product development strengths and take measures to achieve synergies between existing businesses and new businesses through acquisitions and strategic business alliances. Kao has completed the introduction of standardized business process software at its subsidiaries in Asia, and expects operating efficiency gains and further cost reductions. The Company will implement similar measures in North America and Europe. Through these initiatives, Kao will build a global management system.

In addition, to be a competitive company that can achieve profitable growth, Kao will continue working to improve and enhance its distinguishing qualities, including enhancement of corporate governance, activation of human resources, and improvement of the Company's social value to establish a stronger corporate structure. Among these, the Company recognizes that its corporate social responsibility (CSR) activities are a driving force in promoting Kao as a globally competitive and respected company, and established a CSR Committee headed by the CEO in July 2004 to further reinforce its established activities. Furthermore, Kao's corporate philosophy forms the basis of corporate activities. In October 2004 the Company established "The Kao Way," which reaffirms and clearly expresses the essence of the Company's unique corporate culture and spirit. Both "The Kao Way" and the "Kao's Business Conduct Guidelines" apply to all Kao Group employees.

6. Issues for Management

The operating environment is becoming increasingly challenging, and dramatic changes are expected. Under these conditions, Kao will take measures based on the primary theme of achieving profitable growth by increasing the added value of products. First, the Company will strengthen and expand market share in the domestic consumer products business through the launch of new products with higher added value. Also, Kao will make strategic, focused investments of management resources to further strengthen brand power. In addition, Kao will develop and quickly build new businesses for further growth. Next, in order to accelerate the growth of the overseas consumer products business, Kao will work to reorganize operations in rapidly growing Asian countries by mobilizing the total capabilities of the Kao Group and learning from local markets and consumers. Another focus will be enhancing the global development of the chemical products business. Kao will make aggressive investments, including the construction of new plants, to expand and strengthen this business in Japan, Asia, North America and Europe.

7. Basic Position on Corporate Governance and its Implementation

Basic Position on Corporate Governance

The Company's basic corporate governance policy is to develop a suitable managerial organization and system, and to take the necessary measures to realize the Company's basic management policies in order to achieve continuous increases in corporate value through profitable growth and efficient, sound and transparent management. The Company considers corporate governance to be one of its most important managerial tasks.

Implementation of Corporate Governance

(1) The Company's Corporate Governance System and Measures for Its Enhancement

Directors, Board of Directors, Executive Officers and Committees

In its previous framework of Directors and Corporate Auditors, the Company introduced the Executive Officer system in June 2002. In its current management system, the Company has 15 Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 17 Executive Officers, including 12 who serve concurrently as Directors. During the fiscal year ended March 31, 2005, meetings of the Board of Directors were held 17 times, including extraordinary board meetings, with an average attendance rate of 95.1% for Directors and 95.6% for Corporate Auditors. To enhance discussion at the meetings of the Board of Directors, its Secretariat provides efficient explanations to the Outside Directors in advance on matters including the background, purpose and content of proposals on the agenda of the meetings.

The Company is giving ongoing consideration as to whether it should become a "Company with three committees" as defined by the Commercial Code, as it believes this is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees."

The Compensation Advisory Committee consists of the Representative Directors, the Chairman of the Board and all Outside Directors. In this Committee, the Company's Representative Directors obtain opinions with respect to the compensation system and level of compensation for the Directors and Executive Officers.

In the year ended March 31, 2005, a meeting of the Compensation Advisory Committee was held with the attendance of all committee members, who judged that the compensation system and level of compensation for Directors and Executive Officers are appropriate

The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This committee examines the nominees prior to the election or re-election of the Chairman of the Board and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. Prior to the appointment of the new Chairman of the Board and the President in June 2004, the Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President held a meeting with the attendance of all committee members, and upon examination, they submitted their opinion that the nominees for the new Chairman of the Board and the President were appropriate.

Corporate Auditors and Board of Corporate Auditors

Two of the Company's four Corporate Auditors are Outside Auditors, and the other two are full-time Corporate Auditors from the employees of the Company. Meetings of the Board of Corporate Auditors were held seven times in the year ended March 31, 2005, with a 100% attendance rate. No full-time staff is assigned to the Board of Corporate Auditors and the Corporate Auditors, but the members of administrative divisions such as legal and compliance divisions provide support as needed. The auditing activities of Corporate Auditors include attendance at important meetings, visiting audits of factories, research laboratories and other facilities, interviews of business and administrative divisions, and investigations of domestic and overseas affiliates. In addition, Corporate Auditors regularize and conduct meetings such as quarterly opinion exchange meetings with Representative Directors; briefing sessions on audit plans and audit results with accounting auditors at the beginning of each fiscal year, the end of each interim period and end of each fiscal year; and biannual liaison conferences by Corporate Auditors of domestic subsidiaries and affiliates. Corporate Auditors also maintain close contact with the internal audit department and accounting auditors to exchange information and opinions as needed, with the aim of improving the effectiveness and efficiency of audits.

Accounting Auditors

The Company employs the accounting firm Tohmatsu & Co. to provide the services of accounting auditors in accordance with the Japanese Commercial Code and perform accounting audits in accordance with the Securities and Exchange Law. Neither the accounting firm nor any of its employees who perform said services have any special interests in the Company. The accounting firm voluntarily ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than a certain period of time. The Company and the accounting firm enter into a contract for audits based on the Japanese Commercial Code and the Securities and Exchange Law, and the Company pays a fee to the accounting firm based on the contract. The names of certified public accountants who performed audit service in the year ended March 31, 2005, and the composition of professional staff related to audit service are as follows.

- Names of certified public accountants who performed the service
  Designated Partners/Engaged Partners: Osami Yoshida, Yoshio Sato, Takeshi Ando
- Composition of professional staff related to audit service
  7 certified public accountants, 7 junior certified public accountants, and 7 others

Compensation to Executives and Accounting Auditors

For executive compensation, the Company has introduced a stock option plan for the purpose of tying executives' interests more closely to those of shareholders, clarified the performance-linked bonus system based on EVA, and ceased making new provisions to the reserve fund for retirement benefits for Directors and Corporate Auditors. Compensation of executives and accounting auditors for the year ended March 31, 2005 is as follows.

Details of Executive Compensation

1. Compensation Paid to Directors and Corporate Auditors
   18 Directors 349 million yen
   5 Corporate Auditors 70 million yen
   Note 1: The number of Directors is 15 and the number of Corporate Auditors is 4 as of March 31, 2005.
   Note 2: Compensation limits
   Directors: 450 million yen per year (not including amounts paid under 2., below)
   Corporate Auditors: 85 million yen per year
2. Salaries paid to Directors who are also employees 145 million yen (including bonuses)
3. Bonuses paid to Directors through distribution of profits 118 million yen
4. Retirement benefits paid to executives by resolution of the General Meeting of Shareholders during the period
   3 Directors 23 million yen
   Note: The Company has made no additional provisions for retirement benefits to be paid to Directors and Corporate Auditors since July 2001. The amounts of retirement benefits stated above are payments to Directors for their services from the time of their respective appointments until June 2001.

Details of Accounting Auditors' Compensation

Fees paid to Tohmatsu & Co.

Amount of fees related to audit certification based on audit contract: 90 million yen, composed of 62 million yen paid by the Company and 28 million yen paid by the Company's consolidated subsidiaries.

No other fees were paid.

Internal Audits

The Company has established the Corporate Audit Services Department, which is responsible for conducting internal audits on the appropriateness of business processes and the propriety and efficiency of management in the Company and its domestic and overseas affiliates. Currently there is a staff of 25 people, including those at Group companies, who work in close cooperation with audit staff specializing in matters such as environment and safety, quality assurance and export management, and with international audit task force staff at overseas subsidiaries and affiliates. In addition, major affiliates have voluntarily assigned accounting firms for their accounting audits.

Internal Control and Risk Management System

The Company has established an ethics policy, the "Kao Business Conduct Guidelines," based on ethical conduct and legal compliance, and organized the Compliance Committee, which is chaired by the Chairman of the Board and routinely conducts activities for ensuring legal compliance, fairness, and ethics in business activities.

In addition, among the various risks that occur throughout its business activities in general, the related divisions analyze risks related to business strategies and consider countermeasures for them proactively. The Company discusses these risks at the Management Committee or the Board of Directors meeting as needed.

The Company has also established the Risk Management Office to manage operational risks company-wide. The related Executives and staff hold monthly meetings to plan, implement and report on operational risk management activities. Moreover, the Company promotes risk management by conducting the Risk Management Promotion Council three times a year, the bimonthly Overseas Risk Management Council and other meetings, and also through information exchange among related divisions.

The organization of the Company's operational and management supervision system, internal control system and risk management structure are shown in the diagram below.


Shareholders Meeting
Accounting Auditors
Monitoring
Board of Corporate Auditors
Internal Corporate Auditors
Outside Corporate Auditors
Audit
Board of Directors
Chairman of the Board
Internal Directors
Outside Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Outside Directors
Outside Corporate Auditors
Compensation Advisory Committee
Representative Directors
Chairman of the Board
Outside Directors
Supervision
Compliance Committee
Consultation on Compliance
Internal Coordinator
External Coordinator
Consultation
Outside Lawyers
Audit
Audit
Management Committee
"Keiei-Kaigi"
President
Senior Executive Vice President
Executive Vice President
etc.
Audit
Audit
Corporate Audit Services
Audit
Audit
•Administrative Divisions
Accounting & Finance
Legal & Compliance
Other departments
•Business Divisions
•Production & Engineering
•Research & Development
Risk Management
Investigation
Attendance
Conference by Corporate Auditors of Domestic Group Companies
Attendance
Subsidiaries/Affiliates
Corporate Auditors
Board of Corporate Auditors
Certified Public Accountants
Audit

Note: The Company also seeks advice as necessary from lawyers and other outside experts in regard to management and business operations for managerial decision-making.

2) Summary of Interests between the Company and its Outside Directors and Outside Corporate Auditors

One of the Company's two Outside Directors, Mr. Akishige Okada, is Chairman of the Board of Sumitomo Mitsui Financial Group, Inc., and Sumitomo Mitsui Banking Corporation. Regular banking transactions take place between the Company and Sumitomo Mitsui Banking Corporation. Ms. Sakie T. Fukushima is Representative Director and Regional Managing Director-Japan of Korn/Ferry International. This company and its affiliates provide recruiting services to the Company. All of the aforementioned are routine transactions among such companies, and the outside Directors have no direct personal interest in the Company.

It should be noted that the Company holds a small number of shares of stock in the Sumitomo Mitsui Financial Group, of which Outside Director Akishige Okada is Chairman of the Board, and that Sumitomo Mitsui Banking Corporation, which is wholly owned by the Sumitomo Mitsui Financial Group, holds a small number of shares of the Company's stock. However, each company holds less than 1% of the other's total outstanding shares, and has no influence on management.

There are no transactions between outside Corporate Auditors and the Company.

8. Parent-Company Issues
N/A

Consolidated Business Results and Financial Condition

I. Business Results

1. Summary of Business Results

(1) Summary of Business Results for the Fiscal Year Ended March 31, 2005

In the fiscal year ended March 31, 2005, the Japanese economy started out on a recovery footing, supported by improved corporate earnings and rising consumer spending in Japan. However, the pace of the recovery slowed starting in the fall as exports declined and growth in consumer spending weakened. Meanwhile, a deflationary trend persisted in the midst of sharply rising crude oil prices. These factors resulted in the continuation of challenging business conditions during the period.

In this environment, the Kao Group promoted as basic strategies the reinforcement of existing businesses, the creation and quick development of new businesses, and the expansion of overseas business. As a result, both sales and profits increased.

Net sales rose 34.2 billion yen to 936.8 billion yen, a 3.8% increase over the previous fiscal year. Net sales increased 4.8% after excluding the currency translation effect of negative 8.9 billion yen on overseas sales due to the stronger yen. Sales in Japan increased by 4.4%. In the consumer products business in Japan, Kao expanded sales by launching new high-value-added products and promoting finely tuned marketing in response to the effect of declining selling prices due to stronger competition. In the chemical products business, sales were favorable, reflecting the domestic economic recovery and Kao's focus on newly developed products. Overseas sales increased by 4.3%. Consumer product sales in Asia declined as a result of fierce market competition, but the consumer products business in North America and Europe, where new product launches were successful, and the chemical products business, in which Kao made well-timed investments, grew steadily.

Cost of sales increased to 404.8 billion yen from 377.7 billion yen in the previous fiscal year, along with the increase in net sales. As a percentage of net sales, cost of sales increased 1.4 percentage points to 43.2%, as market launches of new high-value-added products and a continuing focus on cost-cutting activities could not cover lower selling prices and higher costs of raw materials.

Selling, general and administrative (SG&A) expenses increased 1.4%, or 5.5 billion yen, from the previous fiscal year to 410.6 billion yen. With the aim of expanding sales, Kao aggressively focused investments on marketing for new product launches and to stimulate sales of existing products. As a result, advertising expense increased by 1.3 billion yen. Also, R&D expenses to develop innovative, value-added new products were 39.7 billion yen, equivalent to 4.2% of net sales.

Operating income rose by 1.4% to 121.3 billion yen from 119.7 billion yen in the previous fiscal year due to the increase in sales and cost-cutting activities. Operating income from domestic business increased by 2.6 billon yen to 107.4 billion yen. Operating income from overseas business decreased by 1.0 billion yen to 13.8 billion yen due to lower profits reflecting weak sales of consumer products in Asia.

In non-operating income and expenses, net non-operating income of 2.9 billion yen in the previous fiscal year increased to 3.9 billion yen. The principal reason for the increase was a decline in equity in earnings of nonconsolidated subsidiaries.

Extraordinary gain and loss totaled a net loss of 5.6 billion yen, compared with a net loss of 5.5 billion yen in the previous fiscal year. As the principal factors, in the previous fiscal year the Company booked a gain of 1.5 billion yen on the sale of land and other property due to restructuring of distribution centers and loss of 2.7 billion yen on impairments of land. During this fiscal year, the Company booked a gain of 1.1 billion yen on the sale of investment securities and a loss of 2.5 billion yen on impairment of fixed assets of a consolidated subsidiary.

As a result, ordinary income rose by 2.6 billion yen from the previous fiscal year to 125.3 billion yen, and income before income taxes and minority interests rose by 2.5 billion yen from the previous fiscal year to 119.6 billion yen.

Income taxes decreased from 50.4 billion yen in the previous fiscal year to 47.1 billion yen. Due to factors including the introduction of the standard enterprise tax in Japan, the effective tax rate after application of tax-effect accounting decreased from 43.0% in the previous fiscal year to 39.4%.

Net income was 72.1 billion yen, an increase of 10.4% over the previous fiscal year. Net income per share increased 10.2% to 131.16 yen, reflecting the increase in net income and the Company's repurchase of 27 million shares from the market, as well as the conversion of convertible bonds to stock.

Because the Company achieved its expected profit, it will pay its planned cash dividend of 19 yen per share, an increase of 3 yen per share.

EVA increased steadily, as profit rose while the Company held down increases in capital charges through measures including share repurchases. EVA was 154 in the year ended March 31, 2004, compared with the EVA value of 100 in the year ended March 31, 2000, when the Company began using this indicator.

(2) Summary of Results by Business Segment

Net sales of consumer products increased steadily in Japan and in North America and Europe, but were sluggish in Asia due to a severe competitive environment. Sales of prestige cosmetics were firm. Sales of chemical products increased globally due to the effects of the general economic recovery and growth in targeted markets.

Operating income from consumer products decreased overseas, but increased in Japan. Operating income from prestige cosmetics also increased. Operating income from chemical products increased both in Japan and overseas, as steady growth in sales volume and sales of newly developed products offset the considerable impact of rising raw material prices.

Consumer Products Business

Net sales of consumer products were 690.0 billion yen, a 2.9% increase over the previous fiscal year (a 3.9% increase excluding the effect of currency translation). Sales in Japan increased 4.4% over the previous fiscal year. Overseas sales decreased due to the negative effect of currency translation. Operating income increased in Japan, North America and Europe but decreased in Asia, resulting in a total increase of 0.4 billion yen from the previous fiscal year to 92.5 billion yen.

- Japan

In the market as a whole, the value of sales continued to decline slightly from that of the previous fiscal year. Retail prices declined from April through June, influenced by the shift to tax-inclusive price displays, but subsequently bottomed out. By type of retailer, only sales at drugstores expanded.

In these circumstances, the Kao Group aggressively carried out integrated marketing and sales activities for each chain and area and worked to stimulate market activity by introducing new and improved products. Despite negative factors including the drop in retail prices and rising raw material costs, profits increased due to cost reduction efforts and the increase in sales volume from the launch of new products. .

Sales Composition of Consumer Products

YEAR ENDED MARCH 31	Billions of yen 2005	2004	% change
Personal Care	**180.6**	171.5	5.3
Fabric and Home Care	**234.2**	241.0	(2.8)
Feminine Care, Baby Care and Others	**122.0**	101.5	20.3
Total	**536.9**	514.1	4.4

The market for personal care products is inundated with products responding to the diversification of consumer values, and with little growth in the market, severe competition among retailers and manufacturers continued.

In these conditions, the Kao Group worked to further solidify its market position. In the shampoo, conditioner and treatment category, *Asience* continued to perform well, and sales expanded strongly. *Bioré* is being developed into a total skin care brand centered on cleansing, and sales of *Bioré U* body cleanser in particular expanded during this fiscal year due to strong support from consumers.

As a result, sales of personal care products increased 5.3% compared with the previous fiscal year.

Principal new products:
Bioré U Foam hand soap
Clear Clean medicated dental rinse

In the fabric and home care products market, prices declined further as deflationary conditions showed no sign of ending, and the gift market also contracted.

Under these conditions, the Kao Group offered products designed to respond to changes in consumers' living environments. In the laundry detergent category, Kao introduced *New Beads Wash & Care* laundry detergent, which reduces fabric wear and wrinkling during washing. However, although market share increased, deterioration of market conditions led to a decrease in sales. However, *Family Kyukyutto* dishwashing detergent, which leaves a "squeaky clean" finish immediately upon rinsing, has been well received by consumers since directly after its launch, and sales advanced steadily.

As a result of the above, sales of fabric and home care products decreased 2.8% compared with the previous fiscal year.

Principal new products:
New Beads Wash & Care laundry detergent
Family Kyukyutto dishwashing detergent

In the area of feminine care, baby care and other products, the market for adult incontinence products expanded, but the market for baby diapers declined reflecting the low birthrate and aging society. The market for feminine care products is also on a downward trend, reflecting a decrease in the user population. In these conditions, the Kao Group's *Merries* baby diapers recorded a substantial increase in sales over the previous fiscal due to customer support for its high level of basic product performance. In the sanitary napkin category, Kao launched and expanded sales of *Laurier f*, which alleviates skin stress and features high absorbency and soft texture.

Among *Healthya* products, *Healthya Green Tea* was popular among consumers concerned about body fat, and steadily expanded its market. The expansion of sales channels and enhancement of the product lineup contributed strongly to the sales increase. Sales of the *Econa Healthy* cooking oil series, which has created the new healthy cooking oil market, continued to post high growth in the gift market.

As a result, sales of feminine care, baby care and other products increased 20.3% compared with the previous fiscal year.

Principal new products:
Laurier f
Healthya Oolong Tea

- Asia

In Asian markets, improvement in consumers' standard of living is bringing about major changes. In these circumstances, the Kao Group is aiming for long-term growth by concentrating its business resources on building strong brands. In the *Bioré* line of skin products, Kao strengthened facial cleansers and expanded basic care products. In the *Laurier* line of feminine care products, Kao launched products with special features. Sales in the ASEAN region were about the same as in the previous fiscal year, but sales in China decreased as Kao greatly reduced the number of cities in which it does business as part of restructuring. Overall sales in Asia decreased 10.8% to 53.5 billion yen.

Kao has built an efficient business network in Asia by promoting standardization of business operations and adoption of package software. These measures will enable quick response to market changes by unifying operations in Asia, including Japan.

- North America and Europe

The markets of North America and Europe continued to improve despite weak employment conditions as consumer spending was on a recovery trend. In September 2004, The Andrew Jergens Company changed its name to Kao Brands Company, and will aim to maximize the value of brands. Sales of the *John Frieda* premium hair care brand increased substantially, buoyed by the launch of new products. Sales of the *Bioré* series of skin care products were also favorable due to major product improvements to restage its market position. Positive response to the new product *Color Glow* and activation of existing brands contributed to growth in sales at KPSS-Kao Professional Salon Services GmbH. As a result, sales in North America and Europe increased by 4.6% from the previous fiscal year to 106.7 billion yen.

Prestige Cosmetics Business

The cosmetics market in Japan was on a modest recovery track, but challenging market conditions continued particularly in the prestige market, the target segment of *Sofina*, due to tighter consumer spending as well as the effects of unusual weather. Under these conditions, Kao vigorously improved *Sofina* products in key categories, including skin care, foundation cosmetics and makeup. For the *est* brand, which is sold exclusively at department stores, Kao improved basic care products and continued to implement aggressive marketing and sales activities, which included the launch of new foundation cosmetics. In addition, as measures to build business in new areas, Kao launched a new medicated skin care series, *Alblanc,* for drugstores and supermarkets actively engaged in beauty counseling, and the skin care series *Oriena* exclusively for the mail-order market. Kao is also beginning business operations in China, a growth market. As a result of these aggressive business development measures, sales increased 0.8% over the previous fiscal year to 78.2 billion yen, and operating income increased by 0.2 billion yen.

Principal new products:
Alblanc Medicated Lotion
Oriena White Supply Essence
AUBE Harmonity Eyes make up

Chemical Products Business

The global economy showed a steady recovery, driven by expansion of the U.S. economy that was supported by growth in consumer spending and capital investment. In this environment, the Kao Group worked to expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. In Japan, sales grew steadily, fueled by the economic upturn and expansion of newly developed products. In overseas markets, Kao increased sales of fatty alcohol products and specialty chemicals, including toner and toner binder products for copiers and printers. As a result, sales totaled 196.9 billion yen, an increase of 8.5% (excluding the effect of currency translation, the rate of increase was 10.0%). Operating income increased 0.7 billion yen to 20.6 billion yen due to higher sales volume, cost reductions and more efficient use of expenses, which offset increases in the cost of natural fats and oils and petrochemical raw materials.

- Japan

In Japan, a modest economic recovery trend has become apparent across the manufacturing sector in general. However, rising price of raw materials, particularly crude oil, is a major element of uncertainty in the future direction of the economy.

Based on these conditions, Kao made further efforts to expand sales of products with unique features and newly developed products. In the information materials business, sales of toner increased significantly. Color toner in particular grew strongly along with the expansion of target markets. Sales of pigment auxiliary for color inkjet printer ink continued to be favorable, reflecting high regard for the product's features. In the performance chemicals business, sales of plastic additives that meet customers' export needs were solid, and sales of cleaners for semiconductors and other electronic components expanded strongly. As a result, overall sales increased by 6.3% compared with the previous fiscal year to 111.4 billion yen.

- Asia

Sales of fatty alcohols increased substantially, reflecting customers' regard for Kao's stable supply system and quality. Sales of surfactants also grew solidly in the ASEAN region, particularly in Thailand and Indonesia. As a result of these factors, sales in Asia increased by 12.9% over the previous fiscal year to 47.2 billion yen.

- North America and Europe

Sales increased in the business of toners and toner binder products for copiers and printers, as Kao fortified its global business infrastructure in Japan, North America and Europe. In Germany, a production facility for high-performance concrete additives went into operation, which expanded sales further. As a result, sales increased by 12.7% over the previous fiscal year to 64.0 billion yen.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the period were one U.S. dollar to 108.07 yen, one euro to 134.41 yen, and one New Taiwan dollar to 3.24 yen.

2. Forecast for the Fiscal Year Ending March 31, 2006

(1) Forecast of Results for the Next Fiscal Year

In Japan, corporate profits are expected to maintain a firm footing for growth, and the steady, albeit slowing, recovery of the global economy should provide underlying strength to the domestic economy. However, consumer spending is expected to be flat, so challenging conditions will persist in spite of an improving employment situation. Consequently, overall demand in Kao's industry is expected to show no growth in terms of volume, and to decline slightly in terms of value. In addition, despite recovery trends in consumer spending and employment, a feeling of uncertainty remains in regard to the U.S. economy, as the tax cut effect has run its course.

Under these conditions, in the consumer products business, Kao will strengthen its product development capabilities, the starting point of manufacturing, and will launch new and improved products at prices that reflect their added value. In addition, Kao will focus management resources on aggressive marketing and sales promotion efforts to further strengthen core brands. Through these measures, Kao will work to stimulate the stagnating domestic market and increase sales. In Asia, including Japan, Kao will promote unified operations to strengthen its business foundation. In China, Kao will make concentrated investments in its target categories to create strong brands and expand market share in the narrowed-down group of cities where it operates, and build a business model that generates growth. In North America and Europe, Kao will expand its business by launching new products with high added value in the hair care and skin care categories.

In the prestige cosmetics business, Kao will work to increase sales by further raising the value of its brands and improving competitiveness through measures such as stimulating sales of existing products and launching distinctive new products in response to changes in consumption and sales channels. Kao will also work to expand its business in China, a growth market.

In the chemical products business, demand is expected to remain firm in line with the steady recovery of the global economy, but Kao will aim for further development with a focus on expanding sales of high-quality and high-value-added products that meet the true needs of customers around the world. The Company will also strive for further growth by making aggressive capital investments for fatty alcohols and specialty chemicals, including toners and toner binder products for copiers and printers.

As a result of the above, Kao forecasts net sales to increase 23.1 billion yen, or 2.5%, from the year ended March 2005, to 960.0 billion. Operating income is expected to increase 3.0% to 125.0 billion yen, ordinary income is expected to rise 0.5% to 126.0 billion yen, and net income is forecast to increase 2.5% to 74.0 billion yen. The Company anticipates an increase in the price of petrochemical materials and other raw materials, and will therefore make efforts to secure stable profits by implementing further cost-cutting measures not only in Japan but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay dividends of 50 yen per share, a yearly increase of 12 yen.

Kao will continue working to improve EVA, a key indicator for maximizing corporate value, by increasing profits and improving capital efficiency to meet market expectations.

On October 1, 2004, the professional-use products segment of Kao's consumer products business was split off as Kao Professional Services Co., Ltd. This subsidiary's system of transactions with Kao is being revised as of April 2005. Because of this, net sales, operating income, ordinary income and net income in the forecast of non-consolidated results for the year ending March 2006 are each approximately 2% less than in the prior fiscal year. However, because Kao Professional Services Co., Ltd. is a consolidated subsidiary, there is no effect on the forecast of consolidated results.

(2) Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2005

The above forecast was made assuming translation rates of one U.S. dollar to 110.0 yen, one euro to 135.0 yen, and one New Taiwan dollar to 3.3 yen.

II. Financial Condition

1. Summarized Financial Condition for the Fiscal Year Ended March 31, 2005

Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
AS OF MARCH 31	**2005**	2004	Incr./(Dcr.)	**2005**
Total assets	**688.9**	723.8	(34.9)	**6,415.6**
Total shareholders' equity	**448.2**	427.7	20.4	**4,174.0**
Shareholders' equity/total assets	**65.1%**	59.1%		**65.1%**
Shareholders' equity per share (yen)	**821.47**	782.14	39.33	**7.65**

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2005**	2004	Incr./(Dcr.)	**2005**
Net cash provided by operating activities	**109.5**	117.9	(8.3)	**1,020.3**
Net cash used in investing activities	**(54.4)**	(37.3)	(17.0)	**(506.6)**
Net cash used in financing activities	**(90.6)**	(49.3)	(41.3)	**(844.2)**
Translation adjustments	**(1.2)**	(2.4)	1.2	**11.6**
Net increase (decrease)	**(36.7)**	28.7	(65.5)	**(342.1)**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**0.0**	2.6	(2.6)	**0.0**
Cash and cash equivalents, end of term	**70.4**	107.1	(36.7)	**655.6**
Total debt	**22.7**	49.6	(26.9)	**211.5**

Total assets decreased by 34.9 billion yen compared with the previous fiscal year-end to 688.9 billion yen. Accounts receivable and inventories increased due to the increase in sales and expansion of business, but the Company actively repurchased stock, which resulted in a decrease of 18.0 billion yen in current assets. Fixed assets decreased by 16.8 billion yen, mainly because investment activities during the period were within the scope of depreciation. Moreover, deferred income tax assets decreased for reasons including an increase in tax-deductible cash contributions to the corporate pension funds, which resulted in the treatment of retirement benefit costs as a loss. Cash and cash equivalents, as stated in the summary of cash flow below, decreased by 36.7 billion yen.

Total liabilities decreased 40.6 billion yen compared with the previous fiscal year-end to 233.3 billion yen. This decrease resulted because the balance of convertible bonds decreased due to conversions to stock and because the provision to liability for retirement benefits was less than the amount of cash contributions to the corporate pension funds.

Shareholders' equity increased 20.4 billion yen compared with the previous fiscal year-end to 448.2 billion yen. Although Kao used 71.6 billion yen for repurchase of shares and 19.2 billion yen for dividends as the Company actively made profit distributions, shareholders' equity rose because of the solid increase in net income and conversions from convertible bonds. As a result, shareholders' equity per share increased 39.33 yen per share compared with the previous fiscal year-end to 821.47 yen, and the ratio of shareholders' equity to total assets increased from 59.1% to 65.1%.

Net cash provided by operating activities decreased 8.3 billion yen compared with the previous fiscal year to 109.5 billion yen. This decrease was mainly due to the increase in contributions to the corporate pension funds, the decrease in liability for retirement benefits and an increase in inventories due to expansion of business. Income before income taxes and minority interests increased by 2.5 billion yen compared with the previous fiscal year to 119.6 billion yen, and depreciation and amortization decreased by 1.3 billion yen from the previous fiscal year to 56.7 billion yen. Income taxes paid decreased by 10.8 billion yen compared with the previous fiscal year to 42.6 billion yen mainly due to an increase in tax-deductible cash contributions to the corporate pension funds.

Net cash used in investing activities increased 17.0 billion yen compared with the previous fiscal year to 54.4 billion yen. This increase was mainly the result of investment in production facilities for new products in Japan and overseas, new plant construction in Thailand and capacity increase for chemical products, as well as expansion of research and development and distribution facilities and the installation of a new information system.

Net cash used in financing activities increased 41.3 billion yen to 90.6 billion yen. The Company purchased its own stock in the amount of 71.6 billion yen, and paid cash dividends totaling 19.2 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 70.4 billion yen, a decrease of 36.7 billion yen from the end of the previous fiscal year.

2. Forecast for the Fiscal Year ending March 31, 2006

In net cash provided by operating activities, income before income taxes and minority interests is expected to increase slightly despite a severe operating environment. Depreciation and amortization is projected to be 59.0 billion yen.

In net cash used in investing activities, capital investment in Japan and overseas is projected to increase due to plans to expand production capacity and promote streamlining.

In net cash used in financing activities, the Company plans to use any excess cash flow generated to flexibly repurchase shares of its own stock, taking into account business investment projects and other factors, in order to improve capital efficiency, increase returns to shareholders and allow the execution of timely and flexible capital policy measures. Because of the projected increase in net income and a new target for the payout ratio, the Company plans a substantial increase in cash dividends. Interest-bearing debt is projected to remain the same, totaling approximately 20.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2006, excluding any newly approved share repurchases, is forecast to be about 100.0 billion yen.

3. Cash Flow Indices

	YEAR ENDED MARCH 31				
	2005	2004	2003	2002	2001
Shareholders' equity/Total assets (%)	**65.1**	59.1	57.9	59.5	59.1
Market capitalization/Total assets (%)	**195.2**	179.8	186.0	186.0	245.6
Interest-bearing debt/Operating cash flow (years)	**0.3**	0.5	0.4	0.5	0.6
Operating cash flow/Interest paid (times)	**120.1**	91.3	85.8	72.2	54.7

Notes:
1. *All indices are computed based on consolidated data.*
2. *Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).*
3. *Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.*

III. Business and Other Risks

Corporations assume various risks in executing business. The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition.

For example, (1) in quality management, the Kao Group designs and manufactures products from the viewpoint of customers, in compliance with related laws and regulations and in accordance with internationally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to ensure excellent product quality. After market launch, the Kao Group works to further improve quality by incorporating opinions and demands regarding products through its customer consultation offices. However, the unforeseen occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all the Kao Group's products, and might cause sales to decline. This could have a major effect on the Kao Group's business results and financial condition.

In addition, (2) there is believed to be a high probability that a major earthquake will occur in Japan in the Tokai region, in the ocean southeast of Tokyo, or directly under the Kanto region. The Kao Group has implemented various countermeasures, including earthquake resistance diagnosis and seismic retrofitting at all of its production facilities, particularly the Toyohashi Plant, Wakayama Plant, Kawasaki Plant and Tokyo Plant, which are in these regions. In spite of these measures, however, in the event of a major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production and supply of products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition.

Furthermore, (3) foreign currency-denominated transactions, including export and import trade transactions and non-trade transactions such as dividends, are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into

Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

IV. Change of Corporate Auditor

Candidate for new Corporate Auditor

Shoichi Otake Full-time Corporate Auditor*
(Vice President, Commercial Development International Business-Consumer Products of Kao Corporation and Asian Sales Task Force of Kao Hanbai Co.,Ltd. **)

*Subject to approval of the Annual General Meeting of Shareholders on June 29, 2005
**Titles as of April 21, 2005

Retiring Corporate Auditors

Iwao Inoue

Consolidated Balance Sheets

Millions of yen

	FY2004 Mar 31, 2005	Composition %	FY2003 Mar 31, 2004	Composition %	Changes Yen
Assets					
Current assets	**289,180**	**42.0**	**307,254**	**42.4**	**(18,074)**
Cash and time deposits	32,026		72,422		(40,395)
Notes and accounts receivable - trade	103,586		97,359		6,226
Short-term investments	40,383		36,839		3,544
Inventories	81,781		71,891		9,890
Deferred income taxes	14,559		14,038		520
Other	18,985		17,069		1,916
Allowance for doubtful receivables	(2,141)		(2,366)		224
Fixed assets	**399,662**	**58.0**	**416,537**	**57.6**	**(16,874)**
Tangible assets	260,223	37.8	259,918	35.9	304
Buildings and structures	89,916		92,061		(2,144)
Machinery, equipment and vehicles	80,144		83,469		(3,325)
Tools, furniture and fixtures	9,239		8,440		798
Land	62,523		64,177		(1,654)
Construction in progress	18,400		11,770		6,629
Intangible assets	86,222	12.5	98,372	13.6	(12,149)
Goodwill	26,010		31,035		(5,024)
Trademarks	44,348		51,516		(7,167)
Other	15,863		15,821		42
Investments and other assets	53,217	7.7	58,246	8.1	(5,029)
Investment securities	22,437		23,523		(1,085)
Long-term loans	275		715		(440)
Deferred income taxes	16,924		19,976		(3,051)
Other	13,788		14,349		(560)
Allowance for doubtful receivables	(209)		(318)		108
Deferred assets	**130**	**0.0**	**98**	**0.0**	**31**
Total assets	**688,973**	**100.0**	**723,891**	**100.0**	**(34,917)**
Liabilities					
Current liabilities	**211,541**	**30.7**	**209,849**	**29.0**	**1,692**
Notes and accounts payable - trade	70,993		68,400		2,593
Short-term debt	18,604		17,625		978
Current portion of convertible bonds	2,596		-		2,596
Current portion of long-term debt	91		214		(122)
Accounts payable - other	19,139		21,804		(2,664)
Accrued expenses	63,233		64,551		(1,317)
Accrued income taxes	19,665		19,543		122
Other	17,217		17,710		(493)
Long-term liabilities	**21,768**	**3.1**	**64,095**	**8.8**	**(42,327)**
Convertible bonds	-		30,468		(30,468)
Long-term debt	1,426		1,343		83
Liability for employee retirement benefits	10,211		23,157		(12,946)
Liability for director and corporate auditor retirement benefits	180		203		(23)
Other	9,950		8,923		1,026
Total liabilities	**233,310**	**33.8**	**273,945**	**37.8**	**(40,634)**
Minority interests	**7,413**	**1.1**	**22,189**	**3.1**	**(14,775)**
Common stock	85,424	12.4	85,424	11.8	-
Capital surplus	109,561	15.9	108,888	15.0	672
Retained earnings	299,345	43.5	399,889	55.2	(100,543)
Unrealized gain on available-for-sale securities	3,533	0.5	4,318	0.6	(784)
Foreign currency translation adjustments	(39,765)	(5.8)	(37,941)	(5.2)	(1,823)
Treasury stock, at cost	(9,850)	(1.4)	(132,822)	(18.3)	122,971
Shareholders' equity	**448,249**	**65.1**	**427,756**	**59.1**	**20,492**
Total liabilities, minority interests & shareholders' equity	**688,973**	**100.0**	**723,891**	**100.0**	**(34,917)**

Consolidated Statements of Income

Millions of yen

	FY2004 Apr '04 - Mar '05	% to net sales	FY2003 Apr '03 - Mar '04	% to net sales	Changes Yen	Changes %
Net sales	**936,851**	**100.0**	**902,627**	**100.0**	**34,223**	**3.8**
Cost of sales	404,803	43.2	377,776	41.8	27,026	7.2
	532,047	**56.8**	**524,850**	**58.2**	**7,196**	**1.4**
Selling, general and administrative expenses	410,668	43.8	405,145	44.9	5,523	1.4
Operating income	**121,379**	**13.0**	**119,705**	**13.3**	**1,673**	**1.4**
Non-operating income	5,709	0.6	4,886	0.5	822	16.8
Interest income	701		944		(242)	
Dividend income	201		180		20	
Equity in earnings of non-consolidated subsidiaries and affiliates	1,216		494		722	
Foreign currency exchange gain	591		319		271	
Other	2,997		2,946		51	
Non-operating expenses	1,743	0.2	1,940	0.2	(197)	(10.2)
Interest expense	933		1,234		(301)	
Other	809		705		103	
Ordinary income	**125,345**	**13.4**	**122,651**	**13.6**	**2,693**	**2.2**
Extraordinary profit	**1,613**	**0.2**	**2,554**	**0.3**	**(941)**	**(36.8)**
Gain on sales of fixed assets	353		1,502		(1,148)	
Gain on sales of investment securities	1,183		803		379	
Other	76		248		(171)	
Extraordinary loss	**7,305**	**0.8**	**8,063**	**0.9**	**(757)**	**(9.4)**
Loss on sales/disposals of fixed assets	4,043		2,977		1,066	
Impairment loss	2,508		-		2,508	
Nonrecurring depreciation related to relocation of overseas plant	-		1,072		(1,072)	
Loss on impairments of land	-		2,721		(2,721)	
Other	753		1,291		(538)	
Income before income taxes and minority interests	**119,653**	**12.8**	**117,142**	**13.0**	**2,510**	**2.1**
Income taxes - current	42,845	4.6	44,203	4.9	(1,357)	(3.1)
Income taxes - deferred	4,272	0.5	6,209	0.7	(1,937)	(31.2)
Minority interests in earnings of consolidated subsidiaries	355	0.0	1,369	0.2	(1,014)	(74.1)
Net income	**72,180**	**7.7**	**65,358**	**7.2**	**6,821**	**10.4**

Notes:

1 *Due to the adoption of new accounting standards for the impairment of fixed assets in Japan from this fiscal year, income before income taxes and minority interests decreased by 2.5 billion yen.*

2 *Due to the change in the standard enterprise tax in Japan, 922 million yen allocated by added value and capital was reported under selling, general and administrative expenses.*

Consolidated Statements of Shareholders' Equity

Millions of yen

	FY2004 Apr '04 - Mar '05	FY2003 Apr '03 - Mar '04
Capital surplus		
Balance at beginning of period	108,888	108,888
Increase in capital surplus	672	-
Share-for-share exchange	672	-
Balance at end of period	109,561	108,888
Retained earnings	**399,889**	**355,805**
Retained earnings at the beginning of period	72,222	65,358
Net Income	72,180	65,358
Increase by newly consolidated companies and affiliates accounted for the equity method	42	-
Decrease in retained earnings	172,766	21,274
Cash dividends paid	19,269	17,095
Bonuses paid to directors and corporate auditors	122	145
Loss on disposal of treasury stock	127,775	-
Loss on transfer of treasury stock related to conversion of convertible bonds and other	25,598	4,027
Decrease by newly consolidated companies and affiliates accounted for the equity method	-	7
Balance at end of period	299,345	399,889

Consolidated Statements of Cash Flows

Millions of yen

	FY2004 Apr '04 - Mar '05	FY2003 Apr '03 - Mar '04
Operating activities:		
Income before income taxes and minority interests	119,653	117,142
Adjustments for:		
Depreciation and amortization	56,793	58,165
Impairment loss	2,508	-
Loss on sales or disposals of property, plant and equipment, net	3,689	1,474
Loss on impairments of land	-	2,721
Interest and dividend income	(903)	(1,125)
Interest expense	933	1,234
Unrealized foreign currency exchange loss	(239)	(408)
Equity in (earnings) losses of non-consolidated subsidiaries and affiliates	(1,216)	(494)
Change in trade receivables	(5,922)	(4,404)
Change in inventories	(9,781)	(1,368)
Change in trade payables	2,636	8,894
Change in liability for retirement benefits	(13,009)	(8,301)
Other, net	(3,996)	(3,100)
Sub-total	151,146	170,431
Interest and cash dividends received	1,956	2,288
Interest paid	(912)	(1,291)
Income taxes paid	(42,623)	(53,500)
Net cash provided by operating activities	**109,567**	**117,928**
Purchase of marketable securities	(11,999)	(3,000)
Proceeds from the redemption of marketable securities	9,171	8,330
Purchase of property, plant and equipment	(50,771)	(39,583)
Proceeds from sales of property, plant and equipment	2,434	4,574
Increase in intangible assets	(3,979)	(8,903)
Purchase of investment securities	(26)	(25)
Redemption and sales of investment securities	1,691	3,478
Payments for acquisition of business	-	(1,584)
Payments for long-term loans	(1,131)	(1,015)
Other, net	201	379
Net cash used in investing activities	**(54,407)**	**(37,348)**
Financing activities:		
Change in short-term debt	402	4,517
Proceeds form long-term loans	78	706
Repayments of long-term loans	(172)	(235)
Proceeds from capital contribution from minority shareholders	837	694
Purchase of treasury stock	(71,632)	(37,197)
Payments of cash dividends	(19,259)	(17,091)
Payments of cash dividends to minority shareholders	(1,332)	(1,146)
Other, net	420	429
Net cash used in financing activities	**(90,657)**	**(49,323)**
Transition adjustments on cash and cash equivalents	**(1,246)**	**(2,484)**
Net decrease in cash and cash equivalents	**(36,742)**	**28,771**
Cash and cash equivalents, beginning of year	**107,151**	**75,684**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**0**	**2,695**
Cash and cash equivalents, end of year	**70,409**	**107,151**

Segment Information by Business

Millions of yen

FY2004
Apr '04 - Mar '05

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	690,006	78,294	168,550	936,851	-	936,851
Intersegment sales	-	-	28,439	28,439	(28,439)	-
Total	**690,006**	**78,294**	**196,989**	**965,290**	**(28,439)**	**936,851**
Operating expense	**597,408**	**70,601**	**176,326**	**844,336**	**(28,864)**	**815,471**
Operating income	**92,597**	**7,693**	**20,663**	**120,954**	**425**	**121,379**
% to sales	13.4	9.8	10.5	12.5	-	13.0
Total Assets	**434,007**	**31,653**	**164,838**	**630,500**	**58,473**	**688,973**
Depreciation and amortization	**43,610**	**2,646**	**10,848**	**57,105**	**(311)**	**56,793**
Capital expenditure	**34,745**	**3,572**	**16,000**	**54,317**	**-**	**54,317**

FY2003
Apr '03 - Mar '04

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	670,437	77,648	154,541	902,627	-	902,627
Intersegment sales	-	-	27,079	27,079	(27,079)	-
Total	**670,437**	**77,648**	**181,620**	**929,707**	**(27,079)**	**902,627**
Operating expenses	**578,242**	**70,222**	**161,679**	**810,144**	**(27,222)**	**782,922**
	92,195	**7,425**	**19,940**	**119,562**	**142**	**119,705**
% to sales	13.8	9.6	11.0	12.9	-	13.3
Total Assets	**450,971**	**27,375**	**153,974**	**632,321**	**91,569**	**723,891**
Depreciation and amortization	**44,800**	**2,519**	**11,264**	**58,584**	**(418)**	**58,165**
Capital expenditure	**33,594**	**3,420**	**14,807**	**51,822**	**-**	**51,822**

Segment Information by Geography

Millions of yen

FY2004
Apr '04 - Mar '05

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	693,017	77,458	82,408	83,967	936,851	-	936,851
Intersegment sales	10,067	22,823	1,230	9,836	43,958	(43,958)	-
Total	**703,084**	**100,282**	**83,638**	**93,803**	**980,809**	**(43,958)**	**936,851**
Operating expenses	**595,600**	**97,525**	**77,183**	**89,207**	**859,517**	**(44,045)**	**815,471**
Operating income	**107,484**	**2,756**	**6,455**	**4,595**	**121,292**	86	**121,379**
% to sales	15.3	2.7	7.7	4.9	12.4	-	13.0
Assets	**421,746**	**84,342**	**63,191**	**81,929**	**651,209**	**37,764**	**688,973**

FY2003
Apr '03 - Mar '04

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	664,207	83,427	78,877	76,114	902,627	-	902,627
Intersegment sales	9,449	18,023	1,028	8,785	37,286	(37,286)	-
Total	**673,656**	**101,451**	**79,906**	**84,899**	**939,914**	**(37,286)**	**902,627**
Operating expenses	**568,838**	**96,089**	**73,175**	**82,171**	**820,274**	**(37,352)**	**782,922**
Operating income	**104,818**	**5,362**	**6,731**	**2,727**	**119,640**	65	**119,705**
% to sales	15.6	5.3	8.4	3.2	12.7	-	13.3
Assets	**432,174**	**80,606**	**61,521**	**77,042**	**651,344**	**72,546**	**723,891**

Sales to Foreign Customers

Millions of yen

FY2004
Apr '04 - Mar '05

	Asia/Oceania	North America	Europe	Total
Total overseas sales	81,791	81,962	85,539	249,293
Consolidated net sales				936,851
Percentage of overseas sales to consolidated net sales	8.7%	8.7%	9.1%	26.6%

FY2003
Apr '03 - Mar '04

	Asia/Oceania	North America	Europe	Total
Total overseas sales	89,964	78,225	74,861	243,051
Consolidated net sales				902,627
Percentage of overseas sales to consolidated net sales	10.0%	8.7%	8.3%	26.9%

Sales Composition

Millions of yen

	FY2004 Apr '04 - Mar '05	FY2003 Apr '03 - Mar '04	Growth %
Consumer Products			
Personal Care	180,616	171,574	5.3
Fabric and Home Care	234,250	241,021	(2.8)
Feminine Care, Baby Care and Others	122,079	101,509	20.3
Total Japan	536,947	514,105	4.4
Asia and Oceania	53,508	59,956	(10.8)
North America and Europe	106,735	102,025	4.6
Eliminations	(7,183)	(5,649)	27.2
Total	**690,006**	**670,437**	**2.9**
Prestige Cosmetics	**78,294**	**77,648**	**0.8**
Chemical Products			
Japan	111,475	104,886	6.3
Asia	47,231	41,846	12.9
North America and Europe	64,035	56,810	12.7
Eliminations	(25,753)	(21,922)	17.5
Total	**196,989**	**181,620**	**8.5**
Total before corporate/eliminations	**965,290**	**929,707**	**3.8**
Corporate/eliminations	(28,439)	(27,079)	5.0
Consolidated net sales	**936,851**	**902,627**	**3.8**